# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0000921895-25-003215
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Changpeng Zhao: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Baucus Sieben Max (CIK 0001906587): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Chapman James David: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Chapman is a citizen of the United Kingdom and Australia.
- Guillen Goody Teresa Marie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Goody Guillen is a citizen of the United States and Australia.
- He Jiajin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 2,099,644; shared voting power 0; sole dispositive power 2,099,644; shared dispositive power 0; aggregate amount beneficially owned 2,099,644 (4.6% of the class)
- Odagiu Alex: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 4,918; shared voting power 0; sole dispositive power 4,918; shared dispositive power 0; aggregate amount beneficially owned 4,918 (0.01% of the class)
  Comment: Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania.
- Roszak Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Roszak is a citizen of the United States and Poland.
- Zhang Ling: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

On December 29, 2025, the Issuer announced that it had adopted a poison pill rights plan and adopted Amended and Restated Bylaws of the Company (the "Bylaws") which added significant restrictions and procedural hurdles to the process of nominating director candidates to the Board and soliciting the written consent of stockholders of the Issuer. Among the newly instituted requirements for soliciting written consents in the Bylaws is the submission by a soliciting stockholder to the Issuer of lengthy and onerous disclosure far exceeding the requirements under federal securities laws in the form of a written request to the Issuer to set a record date for such written consent. The Bylaws further require that this request letter attach a written questionnaire and written representation and agreement completed by each proposed director nominee in a form provided by the Issuer upon the written request of a stockholder of the Issuer. Pursuant to the Bylaws, each such nominee must also represent and warrant to the Issuer that he or she will, if elected, be in compliance with all guidelines and policies of the Issuer applicable to directors, which guidelines and policies will be provided to such potential director nominee upon written request to the Issuer.

Also on December 29, 2025, in order to comply with these new rules and restrictions in respect of its previously announced solicitation of consents to, among other things, expand the size of the Board and appoint each of its Nominees to the Board to fill the resulting vacancies, YZi Labs delivered a written request to the Issuer for the form of such questionnaire and representation and agreement. Further, Ms. Zhang, as a potential director nominee of YZi Labs, delivered a written request to the Issuer for such guidelines and policies.

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (12/31/2025)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (12/31/2025)
- Baucus Sieben Max: /s/ Max Sieben Baucus, Max Sieben Baucus (12/31/2025)
- Chapman James David: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for David J. Chapman (12/31/2025)
- Guillen Goody Teresa Marie: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Teresa Marie Goody Guillen (12/31/2025)
- He Jiajin: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Jiajin He (12/31/2025)
- Odagiu Alex: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Alex Odagiu (12/31/2025)
- Roszak Matthew: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Matthew Roszak (12/31/2025)
- Zhang Ling: /s/ Ling Zhang, Ling Zhang (12/31/2025)